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                                                               Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE

             MENTOR GRAPHICS CORPORATION CALLS FOR A SPECIAL MEETING
                              OF IKOS STOCKHOLDERS

WILSONVILLE, OR - February 5, 2002 - Mentor Graphics Corporation (Nasdaq: MENT), today announced that on February 4, 2002, its wholly-owned subsidiary, Fresno Corporation, sent a letter to IKOS Systems, Inc. (Nasdaq: IKOS) calling for a special meeting of IKOS stockholders after receiving agent designations from IKOS stockholders which, together with shares owned by Fresno, represent approximately 11.8% of IKOS' outstanding shares. Pursuant to IKOS' bylaws, the board of directors of IKOS is obligated to schedule a special meeting between 120 and 130 days after IKOS receives Fresno's letter calling for the special meeting. At the special meeting, Fresno will ask IKOS stockholders to vote on proposals including the removal and replacement of the present members of the IKOS board of directors.

"The unwillingness of IKOS to accept our offer - despite the determination by the IKOS board of directors that our offer is superior to its agreement with Synopsys - leaves us no choice but to seek the removal of the IKOS board of directors," said Walden C. Rhines, chief executive officer of Mentor Graphics. "We even delivered IKOS a form of merger agreement that was also far superior to the Synopsys agreement. Again, the IKOS board of directors refused to do what was in the best interests of the IKOS stockholders. We need to put our offer to a referendum of the IKOS stockholders themselves by allowing them to vote on the removal of the existing directors and their replacement with our nominees. We expect these nominees will, subject to their fiduciary duties, terminate the inferior Synopsys agreement and take the steps necessary to accept our offer," Dr. Rhines concluded.

As announced on December 7, 2001, Mentor Graphics offered to acquire IKOS Systems for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys, Inc. (Nasdaq: SNPS). Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. In addition, Mentor Graphics' offer is subject to fewer conditions than the Synopsys proposal and can be consummated months earlier than the Synopsys proposal. Mentor Graphics' offer is not subject to any financing condition and is scheduled to expire at 12:00 Midnight, New York City time on Friday, February 8, 2002, unless extended.

IMPORTANT INFORMATION

Investors and security holders are urged to read any proxy statement regarding the proposed business combination described herein, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement (when it is available) and other documents filed by Mentor
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Graphics with the Commission at the Commission's web site at www.sec.gov. The tender offer statement, each such proxy statement (when it is available) and these other documents may also be obtained for free from Mentor Graphics by directing a request to Ryerson Schwark, Mentor Graphics' Director of Public and Investor Relations, at (503) 685-1660.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of IKOS stockholders of IKOS by Mentor Graphics is available in a Schedule 14A filed by Mentor Graphics with the Commission pursuant to Rule 14a-12 on February 5, 2002. Investors and security holders may obtain a free copy of the Schedule 14A at the Commission's web site at www.sec.gov.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

Mentor Graphics Corporation                 The Abernathy MacGregor Group
Ryerson Schwark                             Chuck Burgess
Tel:  503-685-1660                          Jason Thompson
                                            Tel:  212-371-5999
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